UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JDL Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Dove St, Ste 160
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reny Greenleaf	949-752-5206	reny@jdlsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Knutsen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JDL Securities Corporation _____, as of March 23 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer

Notary Public _____

R. DALBY
Notary Public - California
Orange County
Commission # 2517486
My Comm. Expires Apr 17, 2029

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
JDL Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of December 31, 2025, the related statements of income, changes in stockholder's equity and cash flows for the 15 months ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JDL Securities Corporation as of December 31, 2025, and the results of its operations and its cash flows for the 15 months then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Footnote #9, JDL Securities Corporation changed its fiscal year-end from September 30 to December 31. As a result of this change, the accompanying financial statements present the fifteen-month period from October 1, 2024 through December 31, 2025. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of JDL Securities Corporation's management. Our responsibility is to express an opinion on JDL Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1- Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of JDL Securities Corporation's financial statements. The supplemental information is the responsibility of JDL Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 23, 2026

goldman & COMPANY, CPAs

JDL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents:		
Cash		$ 49,641
Total cash and cash equivalents		49,641
Receivables:		
Commissions and concessions	$ 113,572	
Intercompany receivables	98,793	
Total receivables		212,365
Other assets:		
CRD (flex funding) account	1,109	
Total other assets		1,109
Total assets		$ 263,115

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		$ 22,000
Commissions payable - 12b(1) fees		58,337
Income tax liability		50,000
Total liabilities		130,337
Stockholder's equity :		
Common stock, no par value; 100,000 shares authorized;		
50,100 shares; issued and outstanding	$ 50,100	
Retained earnings	82,678	
Total stockholder's equity		132,778
Total liabilities and stockholder's equity		$ 263,115

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

STATEMENT OF INCOME
FIFTEEN MONTHS ENDED DECEMBER 31, 2025

Revenues:

Commissions and concessions - See Note 3	$	1,702,465
Total revenues		1,702,465

Expenses:

Administrative expense allocation - See Note 6	$	44,669
Commissions		1,012,854
Data processing		6,226
Dues and subscription		38,317
Fidelity bond		3,085
Insurance		1,044
Maintenance		1,360
Other expense allocation - See Note 6		25,257
Professional fees		34,595
Travel		1,386
Regulatory fees		17,227
Salaries, wages and employee benefits - See note 6		317,971
Taxes and licenses		21,313
Utilities		215
Total expenses		1,525,519
Income before income taxes		176,946
Income tax provision		33,940
Net income - See note 2	$	143,006

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY
FIFTEEN MONTHS ENDED DECEMBER 31, 2025

	Common Shares		Common Stock		Retained Earnings		Total
Balance, beginning of year	50,100	$	50,100	$	25,672	$	75,772
Dividend Distributions	-		-		(86,000)		(86,000)
Net income	-		-		143,006		143,006
Balance, end of year	50,100	$	50,100	$	82,678	$	132,778

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FIFTEEN MONTHS ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net income		$ 143,006
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Decrease in commissions & concessions receivables	2,478	
Increase in intercompany receivables	(98,793)	
Increase in CRD deposits	(1,005)	
Increase in accounts payable and accrued liabilities	6,975	
Decrease in commissions payable-12(b)(1) fees	(1,478)	
Increase in income taxes payable	47,700	
Decrease in due to parent	(540)	
Decrease in deferred tax liability	(14,000)	
Total adjustments		(58,663)
Net cash flows provided by operating activities		84,343
Cash flows from financing activities:		
Payment of dividend distributions		(86,000)
Net cash follows used by financing activities		(86,000)
Net decrease in cash and cash equivalents		(1,657)
Cash and cash equivalents at beginning of year		51,298
Cash and cash equivalents at end of year		$ 49,641

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FIFTEEN MONTHS ENDED DECEMBER 31, 2025

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation, (the FIRM) is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc. (JDLA), a registered investment adviser registered with the Securities and Exchange Commission.   The FIRM is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and currently operates pursuant to Footnote 74 of the SEC Release No. 34-70073. The FIRM's primary business consists of selling mutual funds. The FIRM does not hold customer funds or securities.   The FIRM requires no collateral for its trade receivables.

Effective December 31, 2023 the FIRM removed all 529 accounts. The last 529 12B1 payment received was in December 2023. Per FINRA requirements the FIRM updated its Membership Agreement with FINRA on January 19, 2024 removing all municipal business from business activities. Consequently, the FIRM ended membership in the Municipal Securities Rulemaking Board (MSRB.

Method of Accounting

The FIRM maintains its books and records on the accrual basis of accounting as required by the Securities and Exchange Commission and FINRA.

SIPC

The FIRM annually files the Form SIPC-3-*Certification of Exclusion From Membership*.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the FIRM considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

On October 1, 2018, the FIRM adopted ASU 2014-09 "*Revenue from Contracts with Customers"* and all subsequent amendments to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. Services within the scope of ASC 606 include-
   a. Interest
   b. Mutual fund and 12b-1 fees

Refer to the following Revenue Recognition Note- "*Revenue from Contracts with Customers*" for further discussion on the FIRM's accounting policies for revenue sources within the scope of ASC 606.

JDL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED
FIFTEEN MONTHS ENDED DECEMBER 31, 2025

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue from Contracts with Customers

Mutual Fund (Pooled Investment vehicles) and 12b-1 fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) based on average daily value of assets under management on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Income Taxes

For the period from October 1,2024 through September 30,2025, the FIRM filed consolidated federal and state income tax returns with its parent, JDLA. The FIRM was allocated a portion of the consolidated income tax liability based on its share of net income.

Effective October 1, 2025, the FIRM elected to be treated as a qualified Subchapter S subsidiary ("QSub") of its parent for federal and applicable state income tax purposes, concurrent with the parent's election to be treated as an S corporation under Subchapter S of the Internal Revenue Code. As a result of this election, the Company will generally no longer be subject to U.S. federal corporate income taxes and is treated as a disregarded entity, and all of the Firm's assets, liabilities, equity, income, and expenses are included in and reported as part of its parent.

The FIRM has adopted the provisions of FASB ASC 740 Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax assets and liabilities for temporary differences that existed while the FIRM was a taxable C corporation and for any corporate-level taxes that may be imposed on bult-in gains recognized during the applicable recognition period under Internal Revenue Code section 1374 or other similar provisions.   FASB ASC 740 also requires the FIRM to recognize any interest and penalties associated with its tax positions.   Management believes, more likely than not, that tax positions taken will be sustained.   The FIRM believes that it has no uncertain tax positions.

Impact of New Accounting Standards

The FIRM is evaluating new accounting standards and will implement as required.

(2) INCOME TAX EXPENSE (BENEFIT)

The accompanying financial statements present the results of operations for the period from October 1, 2024 through December 31, 2025. During the period from October 1, 2024 through September 30, 2025 (the "C corporation period"), the Company was a wholly owned subsidiary of Parent and was included in Parent's consolidated U.S. federal and certain state corporate income tax returns. Effective October 1, 2025 (the "S corporation period"), Parent elected to be treated as an S corporation for federal and certain state income tax purposes, and the Company was deemed to be and has since been treated as a qualified Subchapter S subsidiary ("QSub"). As a QSub, the Company is disregarded as a separate entity for income tax purposes and its income, deductions and credits are reported in Parent's S corporation return. The Company remains subject to certain state and local taxes, if applicable.

7

(2) INCOME TAX EXPENSE (BENEFIT), Continued

The Company's income tax provision is determined as if the Company filed separate income tax returns for the periods in which it is included in Parent's consolidated income tax filings. Under this separate return methodology, the Company recognizes current and deferred income taxes in its financial statements as if it were a stand alone taxpayer. Amounts due to or from Parent related to income taxes are included in "Due to (from) Parent" in the accompanying balance sheet.

Income tax expense (benefit) for the period from October 1, 2024 through December 31, 2025 consisted of the following:

Current income tax expense:	$	47,940
Deferred income tax benefit:		(14,000)
Total income tax expense:	$	33,940

Current income tax expense relates to the C corporation period from October 1, 2024 through September 30, 2025. The related income tax payable of $50,000, which represents amounts due to Parent under the tax sharing arrangement, remained outstanding as of December 31, 2025.

Prior to the S corporation election, the Company recognized deferred income taxes for temporary differences between the financial reporting and tax bases of certain assets and liabilities. As of September 30, 2025, the Company had a deferred tax liability of $14,000, primarily related to basis differences in accounts receivable and accounts payable.

In connection with Parent's election to be taxed as an S corporation effective October 1, 2025, and the Company's concurrent qualification as a QSub, management concluded that the temporary differences underlying the Company's deferred tax liability would reverse in periods in which the Company is not subject to entity level income tax and are not expected to give rise to built in gains tax or other corporate level tax within the consolidated group. Accordingly, the Company derecognized its net deferred tax liability of $14,000 in the S corporation period and recorded a corresponding deferred income tax benefit in continuing operations. This discrete item is presented in the income tax rate reconciliation as "Change in tax status." The Company did not incur entity level income tax expense during the S corporation period from October 1, 2025 through December 31, 2025.

For the C corporation period from October 1, 2024 through September 30, 2025, income before income taxes was $166,936. A reconciliation of the U.S. federal statutory income tax rate (including the effect of state income taxes) to the Company's effective income tax rate for the C corporation period is as follows:

U.S. federal statutory income tax rate (including state, net of federal benefit):	29.84%
Change in tax status (derecognition of deferred taxes):	(8.39)%
Other, net:	(0.23)%
Effective income tax rate:	21.23%

JDL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED
FIFTEEN MONTHS ENDED DECEMBER 31, 2025

(2) INCOME TAX EXPENSE (BENEFIT), Continued

In dollar terms, the reconciliation is:

Income tax at statutory rate (29.84% of $166,936):	$50,000
Change in tax status (derecognition of deferred taxes):	(14,000)
Other, net:	(2,060)
Total income tax expense:	$33,940

Reconciliation of income tax expense to income taxes payable:

Income tax expense	$47,940
Prior period over accrual of income taxes payable	2,300
Other	(240)
Income tax payable	$50,000

Management has evaluated the Company's tax positions and determined that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Concessions - Trails-Mutual Funds	$ 141,664
Section 12b(1) fees	1,560,801
Total commission and concession revenue	$ 1,702,465

(4) ACCOUNTS RECEIVABLE

At December 31, 2025, accounts receivable totaled $113,572 and consisted primarily of 12b(1) fees estimated based on averaged historical receipts. The FIRM has evaluated its accounts receivable and determined that it does not need a bad debt allowance as all accounts receivable are deemed collectible. Accounts Receivable at October 1, 2024 was $116,050.

(5)   RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Firm operated under the expense sharing agreement, with its parent, JDLA, dated January 23, 2023, and most recently updated effective September 1, 2024. Under this agreement, certain administrative, payroll and other expenses are initially paid by JDLA and reimbursed by the Firm, while other administrative and travel expenses are initially paid by the FIRM and subsequently reimbursed by JDLA. The expenses are allocated between the entities based upon the ratio of clients affiliated with the parent versus those only affiliated with the Firm. The expenses reimbursed to the Firm by its parent under this agreement during the period October 1, 2024 through December 31, 2025 total $23,595. The expenses reimbursed by the Firm to its parent under this agreement during the period from October 1, 2024 through December 31, 2025 totaled $412,317. $98,793 related to the agreement is receivable from JDLA at December 31, 2025, and there was no amount receivable at December 31,2024.

PAYROLL PROCESSING AGREEMENTS

To facilitate payroll processing efficiencies, effective January 1, 2023, the Organizations entered into a Paymaster Processing Service Level Agreement whereby all payroll related processing will be handled through the parent company, JDLA. All payroll related costs that are applicable to commissions generated by the Registered Reps under the operations of the Firm are reimbursed to the parent as described in the Paymaster agreement. The total amount of reimbursement from the FIRM to the parent under this agreement during the period from October 1, 2024 through December 31, 2025 was $1,034,343.

RETIREMENT PLAN

The parent company of the FIRM, JDLA, continues the 401 (K) plan adopted in January 1, 2013. Under the Plan, employees over the age of 21 and who have completed 1 month of service are eligible to participate in the 401(k) Plan.   Employees have the option of making retirement contributions to their account by reducing their salary on the Pre-Tax or Roth Elective Deferral basis.   The plan offers a Company Safe Harbor Match up to 4% of employee's gross salary deferral for all eligible employees. Employer contributions are vested immediately. As of year-end, JDLA has contributed $119,123 to the Plan during the year.

Parent Company

The Company is a wholly owned subsidiary of J. Derek Lewis & Associates, Inc. During 2025, ownership of the parent company changed as a result of an employee buyout. The transaction did not result in a change in control of the Company, and the parent company continues to be the Company's ultimate controlling party. The change in ownership of the parent company did not have a material impact on the Company's operations, financial position, or results of operations.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 23, 2026.   No transactions or events were found that were material enough to require recognition in the financial statements.

(7) SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.
The Company did not derive 10% or more of its total revenues from any single external customer during the fifteen-month period ended December 31, 2025.

(8) NET CAPITAL

The FIRM is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2025, the net capital was $27,074 which exceeded the required minimum capital of $8,690 by $18,384. The aggregate indebtedness to net capital ratio was 4.814 to1.

(9) CHANGE IN FISCAL YEAR END

During the current year, the Company changed its fiscal year end from September 30 to December 31. Accordingly, the accompanying financial statements present a transition period of fifteen months from October 1, 2024 through December 31, 2025. Management believes this change is preferable as it aligns the Company's reporting period with that of its parent/affiliates/industry peers and enhances comparability with those entities.
As a result of this change, the amounts presented for the current period are not directly comparable to those of the prior period, which covered the twelve months ended September 30, 2024.

JDL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2025

Schedule 1

Total equity from statement of financial condition		$	132,778
Less non-allowable assets:			
CRD (Flex Funding) deposit	$ (1,109)		
Intercompany Receivables	(98,793)		
12b(1) receivables not			
received in 30 days	(5,802)		
Total non-allowable assets			(105,704)
Net capital before haircuts			27,074
Add: Deferred taxes payable			0
Net capital		$	27,074

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	8,690
Net capital from above	$	27,074
Excess net capital	$	18,384

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities, net of deferred tax liabilities	$	130,337
Ratio of aggregate indebtedness to net capital		4.814 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

There are no material differences between the preceding computation and the FIRM's corresponding unaudited amended Part II of form X-17-A5 as of December 31, 2025.

JDL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2025

Schedule 2

The FIRM is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to relying on Footnote 74 of the SEC Release No. 34-70073.

JDL SECURITIES CORPORATION

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2025

Schedule 3

The FIRM is exempt from the requirements of SEC Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of JDL Securities Corporation, Inc.

We have reviewed management's statements, included in the accompanying JDL Securities Corporation, Inc.’s Annual Exemption Report, in which JDL Securities Corporation, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which JDL Securities Corporation, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:k(1) for the period October 1, 2024 to December 31, 2025 (the “exemption provision") and JDL Securities Corporation, Inc. stated that JDL Securities Corporation, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JDL Securities Corporation, Inc.’s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDL Securities Corporation, Inc.’s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph k(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA’s, P.C.
Marietta, Georgia
March 23, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION

1001 Dove Street
Suite 160
Newport Beach, CA 92660
Tel. 949/752-5206
Fax 949/752-0631



JDL SECURITIES CORPORATION
Exemption Report

for Fifteen Months ending DECEMBER 31, 2025

JDL Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(1) for the fifteen months October 1, 2024 through December 31, 2025.

During the fifteen months ending December 31, 2025, the Firm met the provisions of this exemption without exception.

I, Robert Knutsen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

March 23, 2026

16

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION
78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-43494 DEA: FINRA	2025	Sep
JDL SECURITIES CORP 1001 DOVE STREET STE 160 NEWPORT BEACH, CA 92660-2816 UNITED STATES		

The above broker-dealer certifies that during the fiscal year ending 12/31/2025

(check appropriate boxes):

☐   (i)   Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;

      (ii)   Its business as a broker-dealer is expected to consist exclusively of:

☑   (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐   (II) the sale of variable annuities;

☐   (III) the business of insurance;

☐   (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐   (iii)   It is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑   By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

JDL SECURITIES CORP	Reny Greenleaf
(Name of Broker-Dealer)	(Authorized Signatory)
12/31/2025	CFO
(Date)	(Title)
	949-752-9096
	(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.

As of 12/31/2025

Schedule of Form SIPC-3 Revenues for the period October 1, 2024 to December 31, 2025.

JDL Securities Corporation

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$1,702,465	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$1,702,465	**Total Revenues**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To Shareholder and Management
of JDL Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Amended Certification of Exclusion from Membership (Form SIPC-3) for the period October 1, 2024 to December 31, 2025. Management of JDL Securities Corporation (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period October 1, 2024 to December 31, 2025, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2024 to December 31, 2025 to the total revenues in JDL Securities Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the period October 1, 2024 to December 31, 2025, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2024 to December 31, 2025 to schedule of excluded revenue, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2024 to December 31, 2025 and in the related schedule of excluded revenue, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the period October 1, 2024 to December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 23, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683